UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
(full title of plan)
TANDY BRANDS ACCESSORIES, INC.
3631 West Davis Suite A
Dallas, Texas 75211
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Investment Committee and Participants of the
Tandy Brands Accessories, Inc. Employees Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
May 7, 2010

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2009	2008
Assets
Investments, at fair value:
Registered investment companies	$3,119	$6,463,908
Collective trust funds	—	2,528,181
Tandy Brands Accessories, Inc. common stock	524,442	472,191
Participant loans	26,515	24,570

Total investments	554,076	9,488,850
Cash and cash equivalents	8,712,556	4,953
Receivables:
Participants’ contributions	32,550	21,606
Company contributions	22,893	15,858

Total receivables	55,443	37,464

Total Assets	9,322,075	9,531,267

Liabilities
Excess contributions payable	—	71,658
Accounts payable	—	4,956

Total Liabilities	—	76,614

Net Assets Available For Benefits At Fair Value	9,322,075	9,454,653
Fully benefit-responsive contract adjustment	—	101,709

Net Assets Available For Benefits	$9,322,075	$9,556,362

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2009	2008
Additions
Contributions:
Participants	$778,744	$766,304
Company	549,479	568,159
Rollover	114,372	130,996
Dividends and interest	65,981	289,970
Net appreciation in value of investments	2,214,212	—

Total Additions	3,722,788	1,755,429

Deductions
Benefits paid to participants	3,951,583	2,552,014
Contribution refunds	—	79,226
Participants’ loans deemed distributed	5,492	9,310
Net depreciation in value of investments	—	7,347,102

Total Deductions	3,957,075	9,987,652

Net Deductions	(234,287)	(8,232,223)

Net Assets Available For Benefits
Beginning of year	9,556,362	17,788,585

End of year	$9,322,075	$9,556,362

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Agreements
The Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) was initially effective January 1, 1991, amended and restated effective July 1, 2000, and subsequently amended on August 14, 2001, June 4, 2002, June 10, 2003, December 22, 2003, January 1, 2005, October 24, 2005, January 31, 2007, December 31, 2008, and September 30, 2009. The 2009 amendment provides for reductions in annual contributions in the event a participant’s compensation exceeds certain limits.
The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one month of service (one year of service with a minimum of 1,000 hours worked prior to January 2009). The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV relating to plan termination insurance. The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
Effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan with safe-harbor provisions which is described in the Summary Plan Description. Coincident with restating the Plan, participant investment options were changed. Most investments were sold as of December 31, 2009 and the cash proceeds were transferred to the new investment options on the first business day in January 2010.
Plan Description
The following description of the Plan provides only general information about the Plan. Participants should refer to the Plan agreement and amendments for a more complete description of the Plan’s provisions prior to January 2010 and the Summary Plan Description for provisions after December 2009.
Contributions
A participant may contribute from 1% to 25% of their annual compensation for the Plan year, excluding amounts for the portion of the Plan year prior to becoming eligible to participate in the Plan. Annual compensation is the participant’s total remuneration reported on the federal income tax withholding statement, excluding Company contributions to the Stock Purchase Program, which was suspended in September 2008, and amounts realized from the Company’s stock options, plus amounts not includable in gross income pursuant to Sections 125, 132(f)(4), 457, and 402(g)(3) of the Code, subject to the maximum earnings limitation as adjusted by the United States Secretary of the Treasury under Section 415(d) of the Code. Contributions by a highly-compensated employee may be limited or refunded if the Plan does not meet certain of the Code’s discrimination tests. Highly-compensated employees age 50 or more may make catch-up contributions exceeding the maximum annual elective deferral limitation in Section 402(g) of the Code up to the amount permitted under Section 414(v) of the Code.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
Employees not opting out of participation in the Plan are treated as if they had elected to contribute 1% of their compensation to the Plan. Qualified cash distributions from other plans may be rolled over into the Plan without regard to an employee’s eligibility to participate in the Plan.
The Company contributes for each participant 100% of the participant’s contributions to the Plan up to a maximum of 5% of the participant’s annual compensation. The Company’s board of directors may change the matching percentage at any time.
Generally contributions to the Plan and earnings thereon are not subject to federal income tax until withdrawn from the Plan by the participant.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the earnings thereon. Participants may allocate contributions and their account balances among those investments designated by the Company’s Investment Committee. The daily valuation method is used to value participants’ accounts.
The benefit to which a participant, or designated beneficiary, is entitled is the benefit that can be provided from the participant’s vested account. All or any part of vested account balances may be withdrawn by participants still employed by the Company on attaining age 59 1/2. Upon retirement after age 65, termination of employment, death, or disability as determined by the Investment Committee, those with vested account balances greater than $1,000 may elect (a) lump sum payments in cash or, where applicable, Company stock, or a combination thereof, or (b) payment in monthly installments over a designated period not exceeding ten years or, if shorter, the participant’s life expectancy or joint life expectancy of the participant and the designated beneficiary subject to specified minimum distribution requirements. Vested account balances of $1,000 or less are distributed in a lump sum. Payments may be rolled over directly to another eligible retirement plan.
To relieve a financial hardship, a participant may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of (a) 50% of their vested account balance or (b) $50,000 reduced by the amount by which the highest loan balance from the Plan in the preceding one-year period exceeded any outstanding loan balance at the time of the new loan. A participant may only have one outstanding loan at any time. Loans are secured by the participant’s account balance, bear a reasonable rate of interest, and require repayment within five years (10 years for loans to purchase the participant’s principal residence). Loans are repayable by payroll deduction or, if the participant is on an authorized leave of absence, by check.
Hardship withdrawals of specified amounts may be made in the event of a participant’s immediate and heavy financial need for which funds are not reasonably available from other resources as specified in the Plan and determined by the Investment Committee. Under specified conditions, an alternate payee may receive a distribution from a participant’s account in compliance with a qualified domestic relations order.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
Vesting
Participants are immediately vested in their contributions and the earnings thereon. Upon attaining age 65, or in the event of disability or death, a participant becomes 100% vested in the Company’s matching contributions and the earnings thereon; otherwise, vesting is based on years of completed service: one but less than two years — 33%; two but less than three years — 67%; three years or more — 100%.
Forfeitures
Forfeited balances of terminated participants’ nonvested accounts and Company contributions refunded as excess participant contributions are used to (a) restore Company matching contributions to accounts of previously terminated participants who are re-employed by the Company prior to incurring a five-year break in service and who are eligible for such restoration under the terms of the Plan and (b) reduce future Company matching contributions.
Plan Restatement
The more significant Plan provisions changed with the adoption of a prototype plan effective January 2010 include:
•	Up to 35% of compensation is eligible for elective pretax and Roth contributions to the Plan subject to the deferral limitations in Sections 402(g) and 414(v) of the Code.
•	Participants employed subsequent to 2009 become eligible for Company matching contributions after a 12 consecutive month period and completing 1,000 hours of service.
•	For each participant, the Company makes safe-harbor contributions to the Plan equal to 100% of the participant’s contributions up to 3% of the participant’s compensation for the Plan year plus 50% of the participant’s contributions not exceeding 5% of the participant’s compensation.
•	Participants’ and Company safe-harbor contributions to the Plan are always 100% vested; the three-year vesting schedule for Company matching contributions prior to 2010 is unchanged.
Plan Amendment or Termination
The Company may amend or terminate the Plan at any time, but no such action shall cause the Plan’s assets to be used for, or diverted to, any purpose other than the exclusive benefit of participants, nor shall any amendment have the effect of reducing a participant’s accrued benefit without the permission of the United States Secretary of Labor. Participants become 100% vested in Company contributions and earnings thereon upon termination of the Plan or discontinuance, other than a temporary suspension, of Company matching contributions.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Investment Committee to make estimates and assumptions that affect certain reported amounts and disclosures, including events through the financial statements issuance date. Accordingly, actual results may differ from these estimates.
Contributions
Participant and Company contributions are accrued in the period in which they are deducted from participants’ pay. Rollover contributions are recorded when received. Approximately $3,500 of forfeited Company matching contributions were available at December 31, 2009 to reduce future Company contributions.
Investments
The fair values of the Plan’s Level 1 assets are measured by their quoted prices in active markets. Fair value measurement bases of the Plan’s Level 2 assets include:
•	Registered investment companies — Quoted prices in active markets for similar assets and information provided by the manager of unitized investment accounts.
•	Collective trust funds — The values reported by the Plan’s third-party trustee, audited financial statements of the funds, and transaction prices before and after the Plan’s year end.
•	Participant loans — The unpaid principal balances which equal their exit values when collected or by deemed distributions if they are not repaid.

	2009		2008
	Level 1	Level 2	Level 1	Level 2
Registered investment companies	$3,119	$—	$5,615,173	$848,735
Collective trust funds	—	—	—	2,528,181
Tandy Brands Accessories, Inc. common stock	524,442	—	472,191	—
Participant loans	—	26,515	—	24,570

	$527,561	$26,515	$6,087,364	$3,401,486

The Plan’s investments are subject to market or credit risks customarily associated with debt and equity investments.
Net assets available for benefits at fair value are adjusted for the differences between the fair values and contract values of the fully benefit-responsive investment contracts, which provide book value protection for transfers within and withdrawals from the Plan, held by one of the collective trust funds.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies (continued)
Investment transactions are recorded on a trade-date basis with realized and unrealized gains and losses being a component of the net appreciation and depreciation in the value of investments. Dividend income is recognized on the ex-dividend date and interest income is recognized on the accrual basis.
Investment appreciation (depreciation):

	2009	2008
Registered investment companies	$1,514,056	$(4,337,410)
Tandy Brands Accessories, Inc. common stock	623,754	(2,992,047)
Collective trust funds	76,402	(17,645)

	$2,214,212	$(7,347,102)

Investments greater than 5% of net assets available for benefits at fair value at December 31:

	2009	2008
Tandy Brands Accessories, Inc. Common Stock	$524,442
Comerica Stable Value Fund		$2,296,317
Janus Growth And Income Fund		743,379
Van Kampen Comstock Fund — Class A		704,476
Van Kampen Equity And Income Fund — Class A		673,573
William Blair International Growth Fund — Class N		636,713
William Blair Growth Fund — Class N		620,329
Federated Capital Appreciation Fund — Class A		479,193
Benefit Payments
Disbursements for benefits are recorded when paid.
Benefits Payable
At December 31, 2009 and 2008 there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, but which had not yet been paid.
Plan Administration
The Plan is administered by the Company’s Investment Committee. A third-party trustee holds and manages the Plan’s assets. Administrative expenses are paid by the Company.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
Tax Status
The Internal Revenue Service (the “IRS”) has determined and informed the Company by a letter dated January 21, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and, effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan which the IRS had determined as of March 31, 2008 was designed in accordance with the applicable sections of the Code. The Investment Committee believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Investment Committee believes the Plan was qualified and the related trust was tax-exempt as of December 31, 2009.
Form 5500 Reconciliation
The following reconciles the financial statement net assets available for benefits and net deductions to the Internal Revenue Service Schedule H (Form 5500) net assets at December 31 and net income (loss) for the years then ended.

	2009	2008
Financial statement net assets available for benefits	$9,322,075	$9,556,362
Fully benefit-responsive contract adjustment	—	(101,709)

Schedule H (Form 5500) Part I Line l — Net assets	$9,322,075	$9,454,653

Financial statement net deductions	$(234,287)	$(8,232,223)
Fully benefit-responsive contract adjustment	101,709	(101,709)

Schedule H (Form 5500) Part II Line 2k — Net income (loss)	$(132,578)	$(8,333,932)

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
EIN: 75-2349915 Plan: 001

				(e) Current
(a)	(b) Identity of Issue or Borrower	(c) Description of Investment	(d) Cost	Value
*	Tandy Brands Accessories, Inc.	Common Stock	**	$524,442
	Federated Capital Appreciation Fund	Class A Shares	**	3,119
*	Participant loans	Due 1 to 10 Years - 4.25% to 9.25% Interest	$-0-	26,515

*	Indicates a party-in-interest to the Plan.

**	Cost of participant-directed investments omitted.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
May 7, 2010	/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
Investment Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-38526 on Form S-8 of Tandy Brands Accessories, Inc. of our report dated May 7, 2010, with respect to the statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of December 31, 2009 and 2008, the related statements of changes in its net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Tandy Brands Accessories, Inc. Employees Investment Plan.
/s/ Whitley Penn LLP
Fort Worth, Texas
May 7, 2010